FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; the impact of the global economic downturn on the Group’s business; pulp and paper production, production capacity, input costs including raw materials, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Limited Fine Paper North America

Press Release

August 26, 2009

Sappi Fine Paper North America to Permanently Close Muskegon Mill

BOSTON and JOHANNESBURG - Sappi Fine Paper North America today announced that it will permanently cease operations at its coated fine paper mill in Muskegon, Michigan.  The closing will affect approximately 190 salaried and hourly Muskegon employees, who have been on furlough since the suspension of operations at the mill, which was announced in March 2009. Prior to that suspension, Sappi Fine Paper North America operated a single paper machine at the site with an annual production capacity of 170,000 metric tons.

Sappi will record a charge of approximately US$30 million in the fourth financial quarter in respect of separation and other closure costs. Of this amount, an estimated US$10 million relates to non-cash charges. The fixed assets are fully impaired.

“The global economic downturn has resulted in very weak demand for coated fine paper worldwide.  In North America, industry conditions remain very challenging, with current year to date shipments of coated wood free paper down 32 percent from 2007 levels and only modest recovery forecast for 2010,” said Ralph Boëttger, Chief Executive Officer of Sappi Limited, the parent of SFPNA. “The permanent closure of the Muskegon Mill, while an extremely difficult decision to make, is necessary to ensure that we remain competitive in today’s global marketplace. This decision is in line with our commitment to substantially improve Sappi’s profitability and returns in all our businesses.”

“We understand the hardship this decision creates for our employees at the Muskegon Mill.  We will be providing separation benefits and job placement services for our salaried employees and will be commencing discussions with union representatives regarding the terms of hourly employees’ separation benefits,” said Mark Gardner, President and CEO of Sappi Fine Paper North America. “Our workforce at Muskegon was very dedicated, achieving record productivity and safety performance in the last year of operation. Unfortunately, the scale of the site made it difficult to successfully compete against larger paper mills throughout the world. We will be retaining an adviser to seek purchasers for the mill not engaged in the manufacture of coated printing and writing paper.”

The cessation of operations at the Muskegon Mill will not affect the product lines offered by Sappi Fine Paper North America. Since March, products previously made at Muskegon have been and will continue to be manufactured at the Company’s other paper mills in Skowhegan, Maine and Cloquet, Minnesota, including Opus PS, a high bulk to weight web and sheet offering with excellent surface quality and optics.

“We remain committed to meeting the needs of our customers for high quality, strongly branded coated products with outstanding service from our mills located in Maine and Minnesota, as well as Western Europe,” Gardner said. “Even with the suspension of operations at the Muskegon Mill, we have continued to increase our market position and gain new customers in this weak environment through new product line extensions and product improvements. With our ongoing focus on customer service, cash generation and good cost management, Sappi Fine Paper North America continues to demonstrate its leadership in our market segment.”

About Sappi Fine Paper North America

Sappi Fine Paper North America (SFPNA) is a leading North American producer of coated fine paper used in premium magazines, catalogues, books and high-end print advertising.  Headquartered in Boston, Massachusetts, Sappi Fine Paper North America is known for innovation and quality. Its brand names, including McCoy, LOE, Opus, Somerset and Flo, are some of the industry’s most widely recognized and specified. SFPNA is a division of Sappi Limited (NYSE, JSE, LSE), a global company headquartered in Johannesburg, South Africa, with manufacturing operations on four continents in 10 countries, sales offices in 50 countries, and customers in over 100 countries around the world. Learn more about Sappi Fine Paper North America at: www.sappi.com/na. For the media kit and past press releases, visit the “About Us” section of the Web site.

About Sappi Limited
Sappi, a global pulp and paper company headquartered in Johannesburg, South Africa, is the world’s leading producer of coated fine paper used in the production of glossy magazines, calendars, annual reports and brochures. The company has significant businesses in forests, pulp, coated speciality paper, packaging grades, uncoated fine paper and newsprint in Africa. Sappi is also the world's largest producer of chemical cellulose (dissolving pulp) used in the manufacture of viscose staple fibre and consumer and pharmaceutical products. With nearly 17,000 employees worldwide and production facilities in nine countries on four continents, Sappi has customers in over 100 countries and is listed on the Johannesburg Securities Exchange (SAP), the New York Stock Exchange (SPP) and the London Stock Exchange (SAZ).
ENDS
Issued by Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

For further information contact:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel: +27 11 407 8044
Mobile:  +27 83 235 2973
Andre.oberholzer@sappi.com

Amy Olson
Corporate Communications Manager
Sappi Fine Paper North America
Tel: +1 617.423.5409
Fax: +1 617.368.6580
Amy.Olson@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 27, 2009

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller